Exhibit (a)(48)

To the Shareholders of HEI, Inc.

Let's tell the rest of the story.

HEI's directors recently published a group of performance charts in an effort to "set the record straight" and convince you of their success in leading HEI. Somehow they omitted the most important chart - the one about bottom-line results: shareholder value.

[Bar graph with the following heading: The value of $10,000 Invested Five Years Ago.

Data for graph:

                                                   Fant             HEI, Inc.

       $10,000 invested in June 1993              $10,000            $10,000
       Value of that $10,000 as of June 1998      $109,900           $7,030
                                                  +999%              -30%

     Footnote to June 1998 Fant value: Represents the net proceeds upon disposition of, less the equity investment in, Fant's businesses. Fant's businesses are privately held, and the figure shown is based on asset values derived from selling the businesses. Accordingly, the Fant value may reflect significant control premiums that are not necessarily reflected in the stock market value of a public company. Past performance is not necessarily indicative of future results.

     Footnote to June 1998 HEI, Inc. value: Represents the difference between HEI's stock price of $9.25 on June 30, 1993 and $6.50 on June 30, 1998. No dividends were paid during this period.]

This is the chart that matters.

They must have run out of ad space.

Your vote can make the difference. Return the GREEN proxy card today. Time is short, so if you need assistance voting your shares, please contact Beacon Hill Partners at (800) 253-3814.

FANT INDUSTRIES INC.